

July 22, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

◆ **Stock Exchange of Thailand Filing, AIS-CP 064/2009**

Subject: Notification of the liquidation of a subsidiary

Date: July 22, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

09046630

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

**Summary Translation Letter
To the Stock Exchange of Thailand
July 22, 2009**

AIS-CP 064/2009

July 22, 2009

Subject: Notification of the liquidation of a subsidiary

To: The President
         The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to notify that Data Network Solutions Company Limited ("DNS"), a service provider of online data communication via telephone landlines in provincial area and a 49.00% subsidiary of the Company, had registered the dissolution of a company with the Business Development Department, the Ministry of Commerce since December 16, 2008. DNS is now completed the process of liquidation effective on July 22, 2009 and as a result is dissolved as a juristic entity.

DNS had not been operating the business for several years. Therefore, the liquidation of DNS has not affected the Company's business operation.